# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

April 9, 2019

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In the Matter of

**NewBridge Global Ventures, Inc.**
**2545 Santa Clara Avenue**
**Alameda, CA 94501**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-210325

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NewBridge Global Ventures, Inc. filed with the Commission on March 8, 2018 a post-amendment to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendment has been on file for more than nine months and has not yet become effective.

NewBridge Global Ventures, Inc. has failed to respond to notice under Rule 479 that the post-effective amendment would be declared abandoned unless it was timely amended or withdrawn.

In view of the foregoing, it is ORDERED that the post-effective amendment be declared abandoned on April 8, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Vanessa A. Countryman
Acting Secretary